Exhibit 99.1

Nuvini Group Announces Launch of NuviniAI Index

~ Index Initiative Dedicated to Current Portfolio Companies and M&A Candidate Evaluation ~

NEW YORK, Sept. 24, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading technology conglomerate in the Latin American SaaS sector, today announced the launch of the NuviniAI Index, a showcase and performance tracker of AI-driven tools designed to assess the level of AI adoption in organizations through an objective questionnaire. The initiative aims to drive internal portfolio transformation and enhance external M&A qualification.

A Strategic Framework for Portfolio Transformation

For current portfolio companies, the NuviniAI Index serves as a management and transformation framework. Each company is scored and benchmarked against industry peers and the broader NuviniAI ecosystem, creating an objective baseline for investment decisions. Key applications include:

●	AI maturity benchmarking: scoring companies to identify priorities such as sales automation, customer support or financial workflows.

●	Operational efficiency playbook: highlighting low-readiness areas and replicating proven initiatives like cost savings achieved in 2025.

●	Strategy alignment: giving leadership a unified framework to standardize AI adoption across NVIDIA Inception and Windsurf.

●	Shared services prioritization: providing centralized NuviniAI Lab support to low-scoring companies, while high scorers act as centers of excellence.

●	M&A integration: serving as a diagnostic tool for newly acquired companies, clarifying AI readiness and the resources needed for alignment.

Opportunity Radar for External Growth

For external companies considered for acquisition, the NuviniAI Index functions as both a strategic radar and a thought leadership platform. It helps Nuvini identify gaps and opportunities in AI adoption, revealing potential acquisition targets and partners. By owning this benchmark, Nuvini positions itself as one of Latin America’s leading authorities on AI maturity, generating sector-wide intelligence to guide investment and partnership decisions with precision.

“I’m proud to announce the launch of the NuviniAI Index, a milestone that reflects Nuvini’s commitment to leading the AI revolution in Latin America,” said Pierre Schurmann, CEO of Nuvini. “The NuviniAI Index not only drives internal AI adoption and transformation across our portfolio of companies, but also provides a standardized framework to assess AI maturity, guide portfolio optimization, and qualify M&A targets, ensuring every investment is backed by actionable insights and data proven strategies, all while building trust through transparent methodology, strict confidentiality in handling data, and clear communication.”

For more information, please visit: https://index.nuvini.co/.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us